UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                        Global Power Equipment Group Inc.
               -------------------------------------------------
                                (Name of issuer)

                                  Common Stock
               -------------------------------------------------
                         (Title of class of securities)

                                    37941P108
               -------------------------------------------------
                                 (CUSIP number)

                                December 31, 2001
               -------------------------------------------------

             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [ ] Rule 13d-1 (c)
                               [X] Rule 13d-1 (d)

--------------------------                           ---------------------------
CUSIP No.  37941P108                 13G                  Page 2 of 7 Pages
--------------------------                           ---------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Associates III, L.L.C.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                     6      13,000,263*
                             ---------------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      13,000,263*
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,000,263*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         29.6%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------


* Includes 11,440,232 shares owned of record by Harvest Partners III, L.P. and 1,560,031 shares owned of record by Harvest Partners III, GbR. Harvest Associates III, L.L.C. is the general partner of Harvest Partners III, L.P. and sole administrator of Harvest Partners III, GbR and, as result, is deemed to share beneficial ownership of such shares.

--------------------------                           ---------------------------
CUSIP No.  37941P108                 13G                  Page 3 of 7 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                     6      11,440,232
                             ---------------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      11,440,232
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,440,232
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         26.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Global Power Equipment Group Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 6120 South Yale Suite 1480, Tulsa, OK 74136.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Harvest Associates III, L.L.C., a private investment fund organized as a limited liability company under the laws of the State of Delaware ("Harvest LLC"), and Harvest Partners III, L.P., a private investment fund organized as a limited partnership under the laws of the State of Delaware ("Harvest LP" and, together with Harvest LLC, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of each Reporting Person is 280 Park Avenue, New York, NY 10017.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:



                 (a)  [ ]     Broker or dealer  registered  under  section 15 of
                              the Act;

                 (b)  [ ]     Bank as defined in section 3(a)(6) of the Act;

                 (c)  [ ]     Insurance  Company as defined in section  3(a)(19)
                              of the Act;

                 (d)  [ ]     Investment  Company  registered under section 8 of
                              the Investment Company Act of 1940;

                 (e)  [ ]     An  investment  adviser  in  accordance  with Rule
                              13d-1 (b)(1)(ii)(E);

                 (f)  [ ]     An employee  benefit  plan,  or endowment  fund in
                              accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)  [ ]     A parent  holding  company  or  control  person in
                              accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)  [ ]     A savings  association  as defined in section 3(b)
                              of the Federal Deposit Insurance Act;

                 (i)  [ ]     A church plan that is excluded from the definition
                              of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)  [ ]     Group,    in    accordance    with   Rule    13d-1
                              (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box.|_|

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           Each of the Reporting Persons beneficially owns the
                  amount of the Common Stock as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting Persons beneficially owns the
                  percentage of the Common Stock as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    None.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Persons share the power to
                           vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    None.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Persons share the power to
                           dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Included in the figures reported on the cover pages for Harvest LLC are 1,560,031 shares of Common Stock held by the Harvest Partners III, GbR, a private investment fund organized as a limited liability partnership under the laws of Germany ("Harvest GbR"), for which Harvest LLC is the sole administrator.

                  Harvest LLC may be deemed to beneficially own indirectly all of the reported shares of Common Stock as a result of its being the general partner of Harvest LP and the sole administrator of Harvest GbR.

                  Harvest LLC has six members, each of whom has equal voting rights in Harvest LLC. The six members are Stephen Eisenstein, Ira Kleinman, Harvey Wertheim, Harvey Mallement, William Kane and Thomas Arenz. Each of Messrs. Eisenstein, Kleinman, Wertheim, Mallement, Kane and Arenz disclaims beneficial ownership of the shares of Common Stock beneficially owned by Harvest LLC, Harvest LP and Harvest GbR.

                  Harvest  Partners,   Inc.,  which  is  controlled  by  Messrs.
Wertheim and Mallement, provides management services for Harvest LLC in connection with Harvest LP and Harvest GbR and may be deemed to share beneficial ownership of the shares of Common Stock owned by Harvest LP and Harvest GbR. Harvest Partners, Inc. and each of Messrs. Wertheim and Mallement disclaims beneficial ownership of the shares of Common Stock which Harvest LLC may be deemed to share beneficial ownership.

                  The Reporting Persons agree that this Schedule 13G is being filed on behalf of each of Harvest LLC and Harvest LP.



Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

                                                                       SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 2002


                                     HARVEST ASSOCIATES III, L.L.C.


                                     By:   /s/ Harvey Mallement
                                       -----------------------------------------
                                       Name: Harvey Mallement
                                       Title:  Managing General Partner



                                     HARVEST PARTNERS III, L.P.
                                       BY: HARVEST ASSOCIATES III,
                                       L.L.C.,  as general partner



                                     By:   /s/ Harvey Mallement
                                        ----------------------------------------
                                        Name:    Harvey Mallement
                                        Title:   Managing General Partner